SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than Registrant ☐

Check the appropriate box:
☐   Preliminary Proxy Statement
☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to §240.14a-12

MATTSON TECHNOLOGY, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒   No fee required.
☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1)   Title of each class of securities to which transaction applies:

     2)   Aggregate number of securities to which transaction applies:

     3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     4)   Proposed maximum aggregate value of transaction:

     5)   Total fee paid:

☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

     2)   Form, Schedule or Registration Statement No.:

     3)   Filing Party:

     4)   Date Filed:



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 25, 2011

The 2011 Annual Meeting of Stockholders of Mattson Technology, Inc. (the "Company") will be held at the Company's headquarters, located at 47131 Bayside Parkway, Fremont, California 94538 on May 25, 2011, at 10:00 a.m. Pacific Standard Time for the following purposes:

1. To elect three (3) Class II directors, each to serve a three-year term expiring on the date on which the Company's Annual Meeting of Stockholders is held in 2014 and until such director's successor is elected and qualified;

2. To vote on a non-binding, advisory resolution regarding executive compensation;

3. To vote on a non-binding proposal regarding the frequency of the advisory vote regarding executive compensation;

4. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011; and

5. To transact such other business as may properly come before the 2011 Annual Meeting of Stockholders including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any adjournment thereof.

Only stockholders of record at the close of business on March 28, 2011 will be entitled to vote at the meeting. Each of these stockholders is cordially invited to be present and vote at the meeting in person.

For ten days prior to the meeting, a complete list of stockholders of record entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at the Company's headquarters.

Your vote is important so that as many shares as possible be represented. Whether or not you plan to attend the meeting in person, you are urged to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. Please vote by Internet at http://www.proxyvote.com, or if you elected to receive printed materials, by mail. For detailed voting instructions, please refer to the Proxy Statement and the accompanying proxy card or voting instructions provided via the Internet.

By Order of the Board of Directors,

Andy Moring

Andy Moring
Chief Financial Officer, Executive VP – Finance, Secretary

Fremont, California
April 8, 2011

MATTSON TECHNOLOGY, INC.
PROXY STATEMENT FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 25, 2011
_____

TABLE OF CONTENTS

GENERAL INFORMATION

The Board of Directors of Mattson Technology, Inc. (the "Company") has made these proxy materials available to you on the Internet, or upon your request, has delivered printed versions of these materials to you by mail, in connection with soliciting your proxy for use at the Annual Meeting of Stockholders to be held on May 25, 2011 at 10:00 a.m. Pacific Standard Time (the "Meeting") at the Company's headquarters at 47131 Bayside Parkway, Fremont, California 94538, for the purposes set forth in the accompanying notice and at any adjournment or postponement of the Meeting. Stockholders are requested to promptly vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials. If you received printed copies of the proxy materials by mail, you can also vote by mail.

The date of this Proxy Statement is April 8, 2011. The Proxy Statement, the accompanying proxy card and the Company's Annual Report will be made available to the Company's stockholders on the Internet at www.proxyvote.com through the notice and access process on or about April 15, 2011. The solicitation will be made through the Internet and expenses will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the Meeting to beneficial owners of the Company's common stock. Original solicitation of proxies by Internet and/or mail may be supplemented, if deemed desirable or necessary, by one or more of telephone, facsimile, or personal solicitation by directors, officers, or employees of the Company. No additional compensation will be paid for any such services. The Company has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $10,000 in the aggregate. Except as described above, the Company does not intend to solicit proxies other than by Internet or, for those stockholders who requested to receive printed proxy materials, by mail. The Company will bear the costs of the solicitation of proxies for the Meeting.

The shares represented by any proxy voted by Internet or by mail will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Proxies received by the Company on which no contrary instruction has been given will be voted in accordance with the recommendations of the Board of Directors for each nominee and for each proposal.

SHARES OUTSTANDING AND VOTING RIGHTS

Only holders of shares of common stock of record as of the close of business on March 28, 2011 are entitled to vote at the Meeting. On the record date, there were issued and outstanding 50,304,656 shares of common stock. Each share of common stock is entitled to one vote on all matters to be voted upon.

The presence, in person or by duly authorized proxy, of the holders of a majority of the voting shares of common stock will constitute a quorum for the transaction of business at the Meeting and any continuation or adjournment thereof. The Company treats "ABSTAIN" and "WITHHOLD AUTHORITY" votes in person or by proxy as being present at the Meeting for purposes of determining a quorum. Therefore, an "ABSTAIN" or "WITHHOLD AUTHORITY" vote is the same as voting against a proposal that has a required affirmative voting threshold, such as Proposal Four, the ratification of the appointment of the Company's independent registered public accountants.

Provided a quorum is present at the Meeting, a plurality of votes cast is sufficient to elect a director to the Board of Directors and will determine the non-binding vote regarding the frequency of advisory votes on executive compensation. All other elections and questions presented at the Meeting will be decided by the affirmative vote of the holders of a majority of shares of the Company which are present in person or by proxy.

If you hold your common stock through a broker, the broker may be prevented from voting shares held in your brokerage account on some proposals (a "broker non-vote") unless you have given the broker voting instructions. If you hold your common stock through a broker, it is critical that you cast your vote if you want it to count in Proposal One, the election of the Company's Class II directors; Proposal Two, the non-binding advisory vote regarding executive compensation; and Proposal Three, the non-binding proposal regarding the frequency of the advisory vote regarding executive compensation. A broker non-vote with respect to Proposal One, Two and Three will have no effect on such

proposals. Your broker will continue to have discretion to vote any uninstructed shares on Proposal Four, the ratification of the appointment of the Company's independent registered public accountants.

If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the proposals of business at the Meeting.

Your execution of your proxy by Internet or by mail will not affect your right as a stockholder to attend the Meeting and to vote in person. Any stockholder giving a proxy has a right to revoke it at any time by either (i) voting again by the Internet, (ii) sending a later-dated proxy by mail or sending a written revocation, provided that they are received by the Secretary of the Company prior to the Meeting, or (iii) attendance at the Meeting and voting in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Your broker or nominee is considered to be the stockholder of record with respect to those shares. To attend the Meeting as a beneficial owner, please bring with you proper identification and a statement from the broker, bank or other nominee holding your shares that confirms your beneficial ownership of the shares as of the record date. If you wish to vote or change your vote at the Meeting, you must obtain and bring with you to the Meeting a "legal proxy" from the broker, bank or other nominee holding your shares that confirms your beneficial ownership of the shares and gives you the right to vote your shares at the Meeting.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding ownership of the Company's outstanding common stock as of March 2, 2011 by (i) each stockholder known by the Company to be the beneficial owner of more than 5 percent of the Company's outstanding shares of common stock, based on information contained in any applicable Schedule 13D or 13G filed with the Securities and Exchange Commission (the "SEC"), (ii) each director, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers as a group. To the Company's knowledge and except as otherwise indicated below, and subject to applicable community property laws, each person named in the table has sole voting and sole investment powers with respect to all shares of common stock shown as beneficially owned by them. Applicable percentage ownership in the table is based on 50,303,708 shares of common stock outstanding as of March 2, 2011. Beneficial ownership is determined under the rules and regulations of the SEC. Shares of common stock subject to options that are presently exercisable, or options exercisable within 60 days and restricted stock units ("RSU") vesting within 60 days of March 2, 2011 are deemed outstanding for the purpose of computing the shares owned and percentage ownership of the person or entity holding options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding
NWQ Investment Management Company, LLC	4,500,331	(1)	8.9%
2049 Century Park East, 16th Floor			
Los Angeles, CA 90067			
BlackRock, Inc.	2,885,380	(2)	5.7%
40 East 52nd Street			
New York, NY 10022			
Donald Smith and Co., Inc.	2,796,043	(3)	5.6%
152 West 57th Street, 22nd Floor			
New York, NY 10019			
David Dutton	1,129,535	(4)	2.2%
Andy Moring	185,739	(5)	*
Shigeru Nakayama	115,000	(6)	*
Kenneth Kannappan	112,500	(7)	*
Kenneth Smith	108,500	(8)	*
Dr. Hans-Georg Betz	105,139	(9)	*
Richard Dyck	26,000	(10)	*
Scott Peterson	-	(11)	-
Directors and executive officers as a group (8 persons)	1,782,413	(12)	3.5%

---

*   Less than 1 percent.

(1) According to Schedule 13G/A filed with the SEC on February 14, 2011 by NWQ Investment Management Company, LLC. ("NWQ"), as of December 31, 2010, NWQ had sole voting power over 4,119,102 shares and sole dispositive power over 4,500,331 shares of the Company's common stock, which are owned by investment advisory clients of NWQ.

(2) According to Schedule 13G filed with the SEC on February 7, 2011 by BlackRock, Inc. ("BlackRock"), as of December 31, 2010, BlackRock had sole voting power over 2,885,380 shares and sole dispositive power over 2,885,380 shares of the Company's common stock, which are owned by investment advisory clients of BlackRock.

(3) According to Schedule 13G filed with the SEC on March 29, 2011 by Donald Smith and Co., Inc. ("Donald Smith and Co."), as of December 31, 2010, Donald Smith and Co. had sole voting power over 2,796,043 shares and sole dispositive power over 2,796,043 shares of the Company's common stock, which are owned by investment advisory clients of Donald Smith and Co.

(4) Mr. Dutton: includes 1,086,845 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011; and 10,875 RSUs that vest within 60 days of March 2, 2011.

(5) Mr. Moring: includes 183,080 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011; and 957 RSUs that vest within 60 days of March 2, 2011.

(6) Mr. Nakayama: includes 103,500 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011.

(7) Mr. Kannappan: includes 108,000 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011.

(8) Mr. Smith: includes 106,000 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011.

(9) Dr. Betz: includes 90,500 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011.

(10) Mr. Dyck: includes 9,600 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011.

(11) Mr. Peterson was appointed to the Company's Board of Directors on December 9, 2010.

(12) Includes 1,687,525 shares subject to options that were exercisable as of March 2, 2011 and options exercisable within 60 days of March 2, 2011; and 11,832 RSUs that vest within 60 days of March 2, 2011.

PROPOSAL 1 - ELECTION OF DIRECTORS

The Company has a classified Board of Directors consisting of two Class I directors (Kenneth Kannappan and Scott Peterson), three Class II directors (Dr. Hans-Georg Betz, David Dutton and Kenneth Smith) and two Class III directors (Richard Dyck and Shigeru Nakayama).

Mr. John Bolger retired from the Board of Directors effective December 9, 2010, resulting in a vacancy on the Board. On December 9, 2010, the Board of Directors appointed Scott Peterson to fill the vacancy as a Class I director.

Class I, II and III directors will serve until the Annual Meetings of Stockholders to be held in 2013, 2011, and 2012, respectively, and until their respective successors are duly elected and qualified. At each Annual Meeting of Stockholders, directors are elected for a full term of three years to succeed those directors whose terms expire on the Annual Meeting date.

The term of the Class II directors will expire on the date of the upcoming Annual Meeting. Accordingly, three persons are to be elected to serve as Class II directors of the Board of Directors at the Meeting. The Board's nominees for election by the stockholders to those three positions are the current Class II members of the Board of Directors, Dr. Hans-Georg Betz, David Dutton and Kenneth Smith. Unless otherwise directed by stockholders, the proxy holders will vote all shares of common stock represented by proxies held by them for the election of the Board's nominees. In the event that any of Dr. Betz or Messrs. Dutton or Smith become unavailable or unable to serve as a director of the Company prior to the voting, the proxy holders will refrain from voting for the unavailable nominee and will vote for a substitute nominee in the exercise of their best judgment.

Recommendation of the Board of Directors

If a quorum is present for voting at the Meeting, the three nominees for Class II directors receiving the highest number of votes will be elected as Class II directors. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum, but will have no effect on the vote.

The Board unanimously recommends a vote "FOR" the nominees listed herein.

The following table sets forth the Company's current directors, including the Class II nominees to be elected at this Meeting and information with respect to their ages as of December 31, 2010.

Name	Age	Title	Director Since
Class II directors whose terms expire at the 2011 Annual Meeting of Stockholders:			
Nominees for reelection at the Annual Meeting:			
Dr. Hans-Georg Betz	64	Director	January 2001
David Dutton	50	Director	December 2001
Kenneth Smith	61	Director	August 1994
Class III directors whose terms expire at the 2012 Annual Meeting of Stockholders:			
Richard Dyck	65	Director	January 2010
Shigeru Nakayama	75	Director	May 1996
Class I directors whose terms expire at the 2013 Annual Meeting of Stockholders:			
Kenneth Kannappan	51	Director (Chairman)	July 1998
Scott Peterson	58	Director	December 2010

---

(1) Scott Peterson was appointed to the Company's Board of Directors on December 9, 2010 to fill the vacancy created by the resignation of John Bolger on the same date.

Director Nomination and Qualification

The Nominating and Governance Committee is responsible for evaluating board member candidates and making recommendations to the Board regarding candidates. In carrying out its function to nominate candidates for election to the Board, the Nominating and Governance Committee considers a mix of attributes, including technical industry experience, business expertise, regional and global knowledge and strength (especially in Asia, the location of many of the Company's customers), financial expertise, independence and diversity—diversity being broadly construed to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating business experiences and characteristics. While the Company does not have a formal policy with respect to what qualifies as diversity as a consideration in the identification of nominees for the Board, the Nominating and Governance Committee, as a matter of practice, considers diversity in the context of the Board as a whole. When identifying candidates, the Company takes into account the present and future needs of the Board and its committees. The result is a Board of Directors composed of a majority of independent directors serving a full spectrum of the Company's needs. The Nominating and Governance Committee will consider director candidates recommended by stockholders of the Company, based on the same criteria that would apply to candidates identified by a Committee member. There are no specific, minimum qualifications that have been formulated by the Nominating and Governance Committee that must be met by a recommended nominee. The Nominating and Governance Committee believes that it is desirable for a majority of the Company's directors to satisfy the definition of independence for purposes of the applicable NASDAQ listing standards, and for at least one director to possess the attributes necessary to be an "audit committee financial expert."

The information below sets forth certain background information regarding the Company's directors:

- *Kenneth Kannappan* has served as a director since July 1998 and as Chairman since June 2008. Since January 1999, Mr. Kannappan has served as the President and Chief Executive Officer of Plantronics, Inc., a telecommunications equipment manufacturer, and also serves as a member of its board of directors. From 1995 to 1998, Mr. Kannappan held various executive positions at Plantronics, Inc. Mr. Kannappan was Senior Vice President of Kidder, Peabody & Co. Incorporated, an investment banking company from 1985 to 1995. From December 2000 to January 2008, Mr. Kannappan served as a director of Integrated Device Technology, Inc. Through Mr. Kannappan's experience as the Chief Executive Officer of Plantronics, Inc., he is able to contribute valuable insights regarding the management of a technology-based business, which has led the Company to conclude that he should serve as a director.

- *Dr. Hans-Georg Betz* has served as a director since January 2001. Dr. Betz also serves as Chairman of the Company's Compensation Committee. Since August 2005, Dr. Betz has served as President and Chief Executive Officer of Advanced Energy Industries, Inc. and he currently serves on its board of directors. Dr. Betz served as Chief Executive Officer of West STEAG Partners from August 2001 until August 2005, and as Chief Executive Officer of STEAG Electronic Systems AG from January 1996 to July 2001. During the last five years, Dr. Betz served as a director of GuideTech, Inc.; Photodigm, Inc.; Lambda Crossing, Ltd.; Envara, Inc.; Tevet Process Control Technologies, Ltd.; and InfoCyclone, Inc. Dr. Betz's experience as the chief executive of several high-tech companies and his experience in the semiconductor equipment industry make him a valuable member of the Board and have led the Company to conclude that he should serve as a director.

- *David Dutton* has served as the Company's Chief Executive Officer and as a director since December 2001. Mr. Dutton also served as the Company's President from October 2001 to June 2005 and from April 2008 to the present. From 1998 to 2000, Mr. Dutton served as Executive Vice President and Chief Operating Officer of the Company. Mr. Dutton joined the Company in 1994 as General Manager of the Strip/Plasma Etch division and subsequently served as President of the Plasma Products Division. Mr. Dutton started his career in the semiconductor industry in 1984 and held engineering management positions for wafer processing and development at Intel Corporation and Maxim Integrated Products, Inc. Mr. Dutton's long tenure with the Company, including his day-to-day leadership of the Company in his role of Chief Executive Officer, along with his deep industry expertise allows him to advise the Board with respect to the operational and strategic challenges facing the Company, leading the Company to conclude that he should serve as a director.

- *Richard Dyck* has served as a director since January 2010. Mr. Dyck was the founder of and has since 2009 served as President of TGK, K.K., a supplier of connection systems for the testing of semiconductors. Mr. Dyck was the founder and President of TCS Japan K.K. and East Asia Connector Services, Ltd (Shanghai), manufacturers of high-speed connection systems, until their acquisitions in 2009. Mr. Dyck was the Vice-President and an Executive Officer of Teradyne, Inc., a semiconductor test equipment company, and the Chairman of Teradyne, Japan from 1982 until 1999. Mr. Dyck is a director and chairman of Alphana Technology, a director of AvanStrate, a member of the Board of Trustees of the Sasakawa Peace Foundation and a member of the Advisory Committee of the Japan External Trade Organization. Mr. Dyck's extensive experience working in Japan and throughout Asia allows him to contribute valuable insights regarding the Company's extensive activity and customer base in that region and has led the Company to conclude that he should serve as a director.

- *Shigeru Nakayama* has served as a director since May 1996. Mr. Nakayama also serves as the Chairman of the Nominating and Governance Committee. Since 1996, Mr. Nakayama has been a business consultant to Semiconductor Equipment and Materials International ("SEMI"), an international association of semiconductor equipment manufacturers and materials suppliers. From 1984 to 1994, Mr. Nakayama was the President of SEMI Japan, a member of Semiconductor Equipment and Materials International. Mr. Nakayama's experience with SEMI and his deep understanding of the semiconductor industry allow him to contribute an important international perspective regarding the Company's challenges and opportunities, leading the Company to conclude that he should serve as a director.

- *Scott Peterson* has served as a director since December 2010. Mr. Peterson has also served as Chairman of the Company's Audit Committee since December 2010. Mr. Peterson was the Managing Partner of Ernst & Young's Pacific Northwest Area Assurance (Audit) Practice until his retirement in April 2010. In his various roles at Ernst & Young, Mr. Peterson served as the lead advisory partner for many of the firm's technology clients. He is a Certified Public Accountant. Mr. Peterson also served as a Practice Fellow at the Financial Accounting Standards Board from 1987 to 1989. Mr. Peterson currently serves as a member of the Board of Directors of the Utah Foundation. Mr. Peterson's technical accounting background and his financial expertise makes him a valuable advisor to the Board and contributes to his effectiveness as Chairman of the Audit Committee, which has led the Company to conclude that he should serve as a director.

- *Kenneth Smith* has served as a director since August 1994. Mr. Smith is a retired President, Chief Operating Officer and a Director of WaferTech, a semiconductor manufacturer where he served from May 1996 until April 2000. From 1991 to 1995, Mr. Smith was Vice President of Operations at Micron Semiconductor, Inc., a semiconductor manufacturer. Mr. Smith's experience in the semiconductor industry make him an effective advisor to the Board regarding strategic and operational issues, which has led the Company to conclude that he should serve as a director.

Any stockholder who wishes to recommend a candidate for nomination as a director should submit the recommendation in writing to the Company at its principal executive offices, to the attention of the Secretary, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year's Annual Meeting. A stockholder recommending a person as a director candidate must comply with the bylaw requirements regarding information for purposes of evaluating the candidate and for the purpose of providing appropriate disclosures to stockholders.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are held by two separate individuals. Mr. Kannappan, who is independent in accordance with the applicable NASDAQ listing standards, has served as Chairman of the Board of Directors since June 2008. Mr. Dutton serves as President and Chief Executive Officer.

While the Board retains the discretion to combine the roles in the future, as it deems appropriate, the Board believes that with an independent director serving as Chairman, the interests of the stockholders are well represented and that proper governance is maintained. The Company believes that the Chairman can provide support and advice to the Chief Executive Officer; collaborate with the Chief Executive Officer on setting a strategic direction for the Company; preside over executive or independent sessions of the Board when management, including the Chief Executive Officer, is

not present; and lead the Board in fulfilling its responsibilities. This leadership structure also provides the Company the advantage of different viewpoints and backgrounds. The Company believes that the current leadership structure of the Board is appropriate at the present time and allows the Board to fulfill its duties effectively and efficiently based on the Company's current needs.

Board Meetings and Committees

During the year ended December 31, 2010, the Board of Directors held six meetings, with each director attending at least 75 percent of the aggregate meetings of the Board of Directors and each of the committees on which he served.

The Board of Directors of the Company has a standing Audit Committee, Compensation Committee and a Nominating and Governance Committee, each of which has a written charter. The committees' charters can be viewed at the Company's web site at http://www.mattson.com.

For a description of the principal functions of the Audit Committee, see "Report of the Audit Committee." During 2010, the Audit Committee consisted of Mr. Bolger, who retired from the Board of Directors and the Audit Committee on December 9, 2010; Mr. Peterson, who was appointed to the Board of Directors and the Audit Committee on December 9, 2010 to fill the vacancy on the Board, the Audit and Nominating and Governance Committees and the position of Audit Committee Chairman as a result of the retirement of Mr. Bolger; Mr. Kannappan; and Mr. Smith; each of whom is independent for purposes of the NASDAQ listing standards. The Audit Committee held eight meetings during 2010.

The principal functions of the Compensation Committee are to recommend to the Board the compensation for the CEO; approve compensation for other executive officers of the Company; to recommend to the Board the compensation of non-employee directors for service on the Board and Board Committees of the Company; to review all components of executive officer and director compensation for consistency with the Committee's compensation philosophy as in effect from time to time; to review compensation policies applicable to the entire Company; to oversee the administration of the Company's stock option and stock purchase plans; and to perform such other duties regarding compensation for employees, consultants and directors as the Board may delegate from time to time. During 2010 the Committee consisted of Dr. Betz and Messrs. Kannappan and Smith, each of whom is independent for purposes of the NASDAQ listing standards. The Compensation Committee held three meetings during 2010.

The principal functions of the Nominating and Governance Committee are to identify individuals qualified to become Board members; select, or recommend to the Board, director nominees for each election of directors; develop and recommend to the Board criteria for selecting qualified director candidates; consider committee member qualifications, appointment and removal; recommend corporate governance principles applicable to the Company and provide oversight in the evaluation of the Board and each committee. During 2010, the Nominating and Governance Committee consisted of Mr. Nakayama, Dr. Betz, and Mr. Bolger, who retired from the Board of Directors on December 9, 2010, and Mr. Peterson, who was appointed to the Board of Directors on December 9, 2010 to fill the vacancy on the Board, Audit Committee and Nominating and Governance Committees as a result of the retirement of Mr. Bolger. Each of the members of the Nominating and Governance Committee is independent for purposes of the NASDAQ listing standards. The Nominating and Governance Committee held three meetings during 2010.

Director Attendance at Annual Stockholder Meeting

The Company typically schedules a Board meeting in conjunction with the Annual Meeting of Stockholders. The Company expects, but does not require, that all directors will attend, absent a valid reason, such as a schedule conflict. Last year, all seven members of the Board of Directors then in office attended the Annual Meeting.

Risk Oversight

The Board of Directors, through its committees, is actively involved in overseeing risk management for the Company.

The Audit Committee, among other things, reviews the Company's financial risks and reviews the Company's policies with respect to risk assessment and risk management and internal controls that management has implemented to monitor or control such risks.

The Compensation Committee oversees risk management as it relates to the Company's compensation plans, policies and practices in connection with structuring its executive compensation programs and reviewing its incentive compensation programs for other employees, including evaluating whether the compensation programs may create an environment and/or incentives for employees to take excessive or inappropriate risks which could have a material adverse effect on the Company.

The Company's compensation programs are intended to reward its employees for strong performance over the long-term, with consideration for near-term actions and results that strengthen the Company. Through periodic risk assessments of the Company's global compensation programs, the Company believes that the executive compensation programs do not encourage excessive and unnecessary risk-taking. The design of these compensation programs is intended to encourage the executive officers to remain focused on both the short- and long-term operational and financial goals of the Company.

The Nominating and Corporate Governance Committee oversees the Company's identification, categorization and evaluation of enterprise risks, as well as developing risk mitigation and response strategies.

Compensation of Directors

Compensation for non-employee directors is a mix of cash and equity-based compensation to reward directors for a year of service in fulfilling their responsibilities. The equity-based component for non-employee directors' compensation is intended to align their long-term interests with those of the Company's stockholders. The Company does not compensate its management director, Mr. Dutton, Chief Executive Officer of the Company, for his Board service in addition to his regular employee compensation. Each year, the Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. The following table provides compensation information for the year ended December 31, 2010 for each non-employee director:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards [1]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Ken Kannappan	$70,000	-	$38,200	-	-	-	$108,200
Dr. Hans-Georg Betz	$57,000	-	$38,200	-	-	-	$ 95,200
John Bolger [2]	$60,000	-	$38,200	-	-	-	$ 98,200
Richard Dyck	$50,000	-	$48,562	-	-	-	$ 98,562
Shigeru Nakayama	$53,000	-	$38,200	-	-	-	$ 91,200
Scott Peterson [3]	-	-	-	-	-	-	$ -
Kenneth Smith	$53,000	-	$38,200	-	-	-	$ 91,200

(1) Represents the grant date fair value of stock option awards, as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("FASB ASC Topic 718"), excluding the effect of estimated forfeitures. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options. For more information regarding the assumptions used in determining grant date fair value refer to Note 10 to the Company's consolidated financial statements included in its 2010 Annual Report on Form 10-K.
(2) Mr. Bolger resigned from the Company's Board of Directors on December 9, 2010.
(3) Mr. Peterson was appointed to the Company's Board of Directors on December 9, 2010.

In 2010, the Chairman of the Board, Mr. Kannappan, received an annual retainer of $70,000; the Chairman of the Audit Committee, Mr. Bolger, received an annual retainer of $60,000; the Chairman of the Compensation Committee, Dr. Betz, received an annual retainer of $57,000; the Chairman of the Nominating and Governance Committee, Mr. Nakayama received an annual retainer of $53,000; and the other non-employee directors, Messrs. Smith and Dyck, received annual retainers of $53,000 and $50,000, respectively.

For 2010, each non-employee director who continuously served on the Board for six months as of the date of the Annual Meeting of Stockholders was granted an option to purchase 20,000 shares of common stock, which vests annually, over four years. The grant date was determined as the quarterly opening date of the Company's stock trading window immediately following the date of the Annual Meeting of Stockholders. Mr. Dyck, who was appointed to the Board on January 25, 2010, was granted an initial option to purchase 24,000 shares of common stock.

Mr. Peterson was appointed to the Board on December 9, 2010, and received no fees or awards during 2010. In 2011, Mr. Peterson will receive an annual retainer of $60,000 to serve as Chairman of the Audit Committee and has received an initial option to purchase 30,000 shares of common stock.

The Company grants stock options to non-employee directors as follows:

I. Upon the initial election or appointment of an individual to the Board of Directors, the non-employee director is granted an option to purchase shares of the Company's common stock effective on the quarterly opening date of the Company's stock trading window immediately following the date of such appointment or election, with the vesting commencement date as of the date of appointment or election.

II. Each non-employee director who has continuously served on the Board for six months as of the date of the Annual Meeting of Stockholders is granted an option to purchase 16,000 shares of common stock or, in the case of the Chairman of the Board or the chairs of the Audit Committee, Compensation Committee, Nominating and Governance Committee and other select committees, an option to purchase 20,000 shares of common stock, on the quarterly opening date of the Company's stock trading window immediately following the date of the Annual Meeting of Stockholders, with the vesting commencement date as of the date of the Annual Meeting of Stockholders.

Prior to June 2010, options granted to a non-employee director upon his/her initial appointment or election vested (i) the first 40 percent when the non-employee director completed 12 months of continuous service on the Board, (ii) an additional 30 percent when the non-employee director completed 24 months of continuous service on the Board from the vesting commencement date, (iii) an additional 20 percent when the non-employee director completed 36 months of continuous service on the Board from the vesting commencement date, and (iv) the last 10 percent of the shares when the non-employee director completed 48 months of continuous service on the Board from the vesting commencement date. Effective June 2010, options granted to a non-employee director upon his/her initial appointment or election vest (i) the first 25 percent when the non-employee director completes 12 months of continuous service on the Board, and (ii) an additional 25 percent for each subsequent 12 months of continuous Board service thereafter, so as to be fully vested on the fourth anniversary date of the vesting commencement date subject to the director's continued service on the Board.

Options granted to a non-employee director on the date of the Annual Meeting of Stockholders vest (i) 25 percent when the non-employee director completes continuous Board service with the Company from vesting commencement date until the day prior to the Company's regularly scheduled Annual Meeting of Stockholders the following year, (ii) with respect to an additional 25 percent of the covered shares in each of the next three years of continuous Board service on the day prior to the Company's regularly scheduled Annual Meeting of Stockholders, so as to be 100 percent vested on approximately the fourth anniversary of the vesting commencement date, subject to the director's continued service on the Board.

Option award amounts are presented based on their grant date fair market value, excluding the effect for estimated forfeitures, which the Company measures in accordance with FASB ASC Topic 718. For more information regarding the assumptions used in determining grant date fair value under FASB ASC Topic 718, refer to the notes to the Company's consolidated financial statements included in the Company's 2010 Annual Report on Form 10-K.

Stockholder Communications with the Directors

Any stockholder wishing to communicate with the full Board of Directors or any individual directors regarding the Company may write to the director, c/o Andy Moring, Secretary, Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, California 94538. Communications from stockholders to one or more directors will be collected and organized by the Company's Secretary under procedures approved by the independent directors. The Secretary will forward all communications to the Chairman of the Board of Directors, or to the identified director(s), as soon as practicable, although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. The Secretary may, at his discretion, not forward correspondence if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. If multiple communications are received on a similar topic, the Secretary may, at his discretion, forward only representative correspondence.

Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The Board has determined that during the year ended December 31, 2010 and subsequent to such date, there was no transaction or series of transactions, and there is no proposed transaction or series of transactions, to which the Company was or is a party in which the amount involved exceeded or exceeds $120,000, and in which any director, executive officer, holder of more than five percent of the Company's common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

All employees, including the named executive officers and the Board of Directors are subject to the Code of Ethics and Business Conduct (the "Code"). The Code requires conduct to avoid actual or apparent conflicts of interests, and requires communications to the Company's Compliance Officer of any actual conflict of interest.

Pursuant to its charter, the Audit Committee reviews all "related party transactions" (those transactions that are required to be disclosed in this Proxy Statement by SEC Regulation S-K, Item 404 and under NASDAQ's rules), if any, for potential conflicts of interest or other improprieties. As part of the review, the Audit Committee considers the nature and terms of the transaction, the materiality and relative importance of the transaction to the related party and the Company, whether the transaction may impair the judgment of a director or officer of the Company and any other matters deemed important, before approving or ratifying any such related party transaction.

As an additional procedural step and consistent with the requirements of the SEC, NASDAQ and general corporate "best practices" proposals, the Board of Directors reviews all relevant transactions or relationships between each director and the Company, senior management and the Company's independent registered public accounting firm. During this review, the Board considers whether there are any transactions or relationships between directors or any of their immediate family members (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of the Company's senior management or their affiliates. The Board consults with the Company's legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independence," including those set forth in pertinent NASDAQ listing standards, as in effect from time to time.

Historically, the Company has not had any commercial relationships with any 5 percent stockholders, as they have traditionally been investment funds. In the event that the Company has a potential related party in the future that may arise with 5 percent stockholders, the Audit Committee, working with management, would evaluate such related party transactions.

Director Independence

Under applicable NASDAQ listing standards, a majority of the members of the Company's Board of Directors must qualify as "independent," as affirmatively determined by the Board. No director qualifies as independent unless the Board of Directors determines that the director has no direct or indirect material relationship with the Company. On an

annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. The Company reviews its relationship with any entity employing a director or on which a director currently serves as a member of the Board of Directors. In addition, the Company uses the questionnaire to obtain information on legal proceedings or actions in which directors are involved or other matters involving directors, which may require disclosure.

The Board has determined that a majority of its members are "independent" within the meaning of the NASDAQ listing standards. Specifically, the following members of the Board have been determined to be independent: Dr. Betz and Messrs. Dyck, Kannappan, Nakayama, Peterson and Smith.

Each member of the Compensation Committee and the Nominating and Governance Committee of the Board is independent within the meaning of the NASDAQ listing standards, and each member of the Audit Committee is independent under applicable NASDAQ listing standards and SEC rules.

The Company has entered into indemnification agreements with certain of its directors in which the Company has agreed to indemnify such directors to the fullest extent allowable under Delaware law if any such director is made a party to any action or threatened with any action as a result of such person's service or having served as an officer, director, employee or agent of the Company or having served, at the Company's request, as an officer, director, employee or agent of another company.

Compensation Committee Interlocks and Insider Participation

During 2010, the Compensation Committee consisted of Dr. Betz and Messrs. Kannappan and Smith. No interlocking relationship exists between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company.

PROPOSAL 2 – ADVISORY VOTE REGARDING EXECUTIVE COMPENSATION

The Board of Directors recognizes the significant interest of stockholders in executive compensation matters. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the Company is asking its stockholders to approve on a non-binding, advisory basis, the 2010 compensation of the Company's named executive officers, commonly known as a "say-on-pay" proposal. The Company's compensation program is described in detail within "*Compensation Discussion and Analysis*" and in the tabular and narrative disclosures related to the named executive officers in this Proxy Statement.

The Company's major objective is to create value for its stockholders by building and maintaining technology leadership positions in the markets the Company serves in the semiconductor equipment industry. The Compensation Committee is responsible for overseeing executive pay and equity programs by reviewing and evaluating them on a regular basis, and if appropriate, revising them to ensure that they support the Company's business objectives. The objectives of the Company's executive compensation program are:

- to reward performance and link executive compensation to the creation of stockholder value;

- to align executive interests with the interests of the Company's stockholders by emphasizing the use of equity-based compensation;

- to attract and retain high-performing and qualified executives by compensating them at levels that are competitive with peer companies and commensurate with corporate and individual performance; and

- to optimize the use of compensation resources by strategically directing them to those areas where they will have the greatest impact on the long-term success of the Company.

The Board of Directors believes that the Company's current executive compensation program has been effective at linking executive compensation to the Company's performance and aligning the interests of the named executive officers with those of the stockholders.

Recommendation of the Board of Directors

While this "say-on-pay" vote is advisory and the result of this vote will not bind the Company to a particular action, the Board of Directors and the Compensation Committee value your opinion. The Compensation Committee and the Board will consider the outcome of the vote when evaluating the Company's compensation policies and practices. The Company requests stockholder approval of the 2010 compensation of the named executive officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include the disclosures under the "*Compensation Discussion and Analysis*" and "*Executive Compensation*" sections of this Proxy Statement. This vote is not intended to address any specific element of compensation, but rather the overall compensation of the named executive officers and the compensation policies and practices described in this Proxy Statement.

The affirmative vote of the holders of the majority of shares present or represented by proxy and entitled to a vote at the Annual Meeting of Stockholders, at which a quorum representing a majority of all outstanding shares of common stock of the Company is present and voting, is required for approval of this advisory proposal. Abstentions are equivalent to voting against this proposal.

The Board unanimously recommends a vote "FOR" the approval of the compensation of the named executive officers, as disclosed in this Proxy Statement.

PROPOSAL 3 – NON-BINDING PROPOSAL REGARDING THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

In addition to the non-binding advisory vote on executive compensation, the Dodd-Frank Act also enables the Company's stockholders to express their preference for having a "say on pay" vote every one, two, or three years or abstain. This non-binding "frequency" vote is required at least once every six years beginning with the Annual Meeting.

After careful consideration of this proposal, the Board has determined that an advisory vote on executive compensation that occurs annually is the most appropriate alternative for the Company, and therefore the Board recommends that you vote for a one year interval for the advisory vote regarding executive compensation.

In formulating its recommendation, the Board considered that an annual advisory vote regarding executive compensation will allow the Company's stockholders to provide the Company with their direct input on the compensation philosophy, policies and practices as disclosed in the proxy statement every year. Setting a one year period for holding this stockholder vote will enhance stockholder communication by providing a clear, simple means for the Company to obtain information on investor sentiment about the executive compensation philosophy.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

Recommendation of the Board of Directors

The option of one year, two years or three years that receives the highest number of votes cast will be the frequency of the vote on the compensation of the Company's named executive officers that has been recommended by stockholders on an advisory basis. While your vote is advisory and will not bind the Company to any particular action, the Board and the Compensation Committee values the opinions of the stockholders and will consider the stockholders' vote. Nonetheless, the Board may decide that it is in the best interests of the Company and its stockholders to hold an advisory vote regarding executive compensation more or less frequently than the option voted for by the stockholders based on events and circumstances at such time.

The Board unanimously recommends a vote for the "ONE YEAR" option as the frequency with which stockholders are able to provide a non-binding advisory vote regarding executive compensation.

PROPOSAL 4 - RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for the year ending December 31, 2011. Representatives of PwC are expected to be present at the Meeting, and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Stockholder ratification of the selection of PwC as the Company's independent registered public accountants is not required by the Company's Bylaws or otherwise. The Company is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the selection, the Audit Committee of the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change could be in the best interest of the Company and its stockholders.

Recommendation of the Board of Directors

The affirmative vote of a majority of the votes present or represented by proxy and entitled to a vote at the Annual Meeting of Stockholders, at which a quorum representing a majority of all outstanding shares of common stock of the Company is present and voting, is required for approval of this proposal. Abstentions and broker non-votes will each be counted present for purposes of determining the presence of a quorum, but will not be counted as having been voted on this proposal.

The Board unanimously recommends a vote "FOR" the ratification of the appointment of PwC to serve as the Company's independent registered public accounting firm for the year ending December 31, 2011.

Audit and Related Fees

The following table shows fees paid by the Company for professional services rendered by PwC for the years ended December 31, 2010 and 2009:

	Fiscal 2010	Fiscal 2009
Audit Fees	$ 1,056,773	$ 870,485
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 1,056,773	$ 870,485

Audit Fees represent professional services rendered for the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, review of the interim consolidated financial statements included in quarterly reports on Form 10-Q, audit and assessment of the Company's internal controls over financial reporting and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-Related Fees represent assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations in connection with attestation services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees represent professional services for federal, state and international tax compliance, tax advice and tax planning.

All Other Fees represent services other than the services described above.

All of the services reflected in the table were pre-approved by the Audit Committee.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accountants

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services, and is generally subject to a specific budget. The independent registered public accounting firm and management periodically reports to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. In addition, any audit and non-audit fees for newly proposed professional services that arise during the year, or changes to previously approved fees and work, are reviewed and approved in advance of commencement of such services by the Audit Committee at their regularly scheduled meetings throughout the year. Should a situation arise that requires approval between meetings, the Audit Committee has delegated authority to its Chairman to authorize such pre-approval and report on the same at the next regularly scheduled meeting.

EXECUTIVE OFFICERS

Name	Age	Title
David Dutton	50	Chief Executive Officer, President and Director
Andy Moring	55	Chief Financial Officer, Executive Vice President – Finance and Secretary

David Dutton — Chief Executive Officer, President and Director

Mr. Dutton has served as the Company's Chief Executive Officer and director since December 2001. Mr. Dutton also served as the Company's President from October 2001 to June 2005 and from April 2008 to the present. From 1998 to 2000, Mr. Dutton served as Executive Vice President and Chief Operating Officer of the Company. Mr. Dutton joined the Company in 1994 as General Manager of the Strip/Plasma Etch division and subsequently served as President of the Plasma Products Division. Mr. Dutton started his career in the semiconductor industry in 1984 and held engineering management positions for wafer processing and development at Intel Corporation and Maxim Integrated Products, Inc. Mr. Dutton holds a B.S. degree from San Jose State University.

Andy Moring — Chief Financial Officer, Executive Vice President-Finance, Secretary

Mr. Moring has served as the Company's Chief Financial Officer since June 2008. He served as the Company's Senior Vice President and Corporate Controller from July 2006 to June 2008. Prior to July 2006, Mr. Moring served at Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment, for 17 years in various progressively responsible financial positions culminating in his appointment as Vice President of Global Internal Audit. Mr. Moring holds a B.S. degree in Economics from the University of California, Riverside and an MBA from Santa Clara University.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides narrative disclosure regarding the compensation plans, programs and arrangements that the Company employed for the named executive officers in 2010. During 2010, the Company's named executive officers were as follows:

- David Dutton, Chief Executive Officer, President and Director

- Andy Moring, Chief Financial Officer, Executive Vice-President – Finance, Secretary

Overview of Compensation Program

The Company's major objective is to create value for its stockholders by building and maintaining technology leadership positions in the markets the Company serves in the semiconductor equipment industry. The Compensation Committee is responsible for overseeing executive pay and equity programs by reviewing and evaluating them on a regular basis, and if appropriate, revising them to ensure that they support the Company's business objectives. The objectives of the Company's executive compensation program are:

- to reward performance and link executive compensation to the creation of stockholder value;

- to align executive interests with the interests of the Company's stockholders by emphasizing the use of equity-based compensation;

- to attract and retain high-performing and qualified executives by compensating them at levels that are competitive with peer companies and commensurate with corporate and individual performance; and

- to optimize the use of compensation resources by strategically directing them to those areas where they will have the greatest impact on the long-term success of the Company.

The Compensation Committee (the "Committee") oversees and administers the Company's executive compensation program in accordance with the Committee charter, which is accessible via the "Corporate Governance" link at www.mattson.com. At least annually, and usually in December of each year, the Committee meets to assess the Company's and executive officers' performance against the goals that were set for the year, and to establish compensation plans for the following year. In creating such compensation plans, the Committee reviews all components of executive compensation for consistency with the Company's compensation philosophy and considers developments in compensation practices outside of the Company.

In addition, the Committee oversees and administers the Company's compensation program for non-executive employees. The Board has delegated to a committee comprised of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") the authority to grant awards under the 2005 Equity Incentive Plan, as amended, to certain employees below the executive officer level, subject to specified limitations and guidelines.

At least annually, the Committee meets with Mr. Dutton, the Company's CEO, and members of the Company's human resources department to obtain recommendations with respect to the Company's compensation practices and to review the information used to support these recommendations. Management makes recommendations to the Committee on the base salaries, bonus award achievements for the previous year and targets for the following year, performance goals, and equity compensation for executive officers and certain other Company employees. The Committee considers management's recommendations in determining the compensation plan that it ultimately approves. Management also presents information on the performance of the Company and the executive officers to the Committee. This information is used by the Committee to determine the cash bonuses for the year then ending, salary determinations for the following year, and equity compensation. The Committee discusses the executive officers' compensation with Mr. Dutton, but makes decisions with respect to Mr. Dutton's compensation without Mr. Dutton present.

The Committee has the authority to engage independent advisors, such as compensation consultants, to assist it in carrying out its responsibilities. The Committee currently utilizes the services of Farient Advisors, LLC ("Farient"), an

independent executive compensation and performance advisory firm, to provide independent advice on various areas of executive compensation. At the request of the Committee, Farient provides information, analysis, and recommendations on the competitiveness and design of the Company's executive compensation program, the Company's goal-setting processes, the Company's change in control programs, and other aspects of compensation, as needed.

Risk Assessment Related to the Company's Compensation Program

The Compensation Committee monitors the policies and practices of the Company's overall compensation programs and has reviewed and discussed the concept of risk as it relates to the Company's compensation programs. In working with management and Farient, the Committee has concluded that none of the Company's compensation programs create risks that are reasonably likely to have a material adverse effect on the Company. As part of this process, the Compensation Committee was provided with data regarding employee turnover and morale, the Company's equity grant history, competitive executive compensation, recent stockholder returns and the overall financial performance, and conducted a detailed annual evaluation of the mix and design of the compensation program.

The largest portion of most employees' total compensation is a fixed, base salary. The incentive portions of each employee's pay links performance-based short-term and long-term rewards to financial goals that serve the interests of the Company and the Company's stockholders without encouraging unnecessary or excessive risk taking by Company employees. While individual business unit executives may have a mixture of unit and corporate goals, the compensation goals of the named executive officers are set on overall Company performance; performance targets are set on yearly targets that include both short-term financial goals as well as long-term product development initiatives; and short- and long-term performance goals are regularly reviewed and evaluated by the management team during the year.

The Committee recognizes that the Company's compensation program will be subject to the clawback provisions of the Dodd-Frank Act when and if they come into effect. The Company will adhere to all applicable future regulations of the SEC, the NASDAQ, and other governmental authorities regarding obligations to require disgorgement of erroneous or excessive compensation.

Elements of Compensation

In structuring the Company's compensation program, the Committee seeks to select the types and levels of compensation that will further its goals of rewarding performance, linking executive compensation to the creation of stockholder value, attracting and retaining highly qualified employees and maximizing long-term stockholder returns. Consistent with these goals, the Company's compensation program generally includes a mix of base salary, cash bonus, and stock options, and may include restricted stock units ("RSU") with service-based or performance-based vesting. Based on its review of compensation practices of its peer group companies, the Committee believes that offering a mix of compensation types is necessary to compete successfully for management talent and achieve the Company's goals. The Committee evaluates the mix of compensation types annually based on the Company's needs and prevailing market practices.

A description of each of the elements of compensation, and the role of each in the total compensation package, is described below:

Base Salary provides a fixed compensation to employees for their performance of ongoing job-related responsibilities. An adequate salary commensurate to the position helps the Company attract and retain talent, and provides recognition to the employee based on their level, experience and individual performance.

Short-Term Incentive Plans include performance-based annual cash incentives for the CEO and CFO and semi-annual cash incentives for other officers. These incentives are typically based on revenue and earnings per share ("EPS") objectives, with a modifier for strategic performance. These rewards encourage executives to meet or exceed financial and strategic objectives.

Long-Term Incentive Plans are delivered in the form of awards of stock options and RSUs. The RSUs include grants with service-based vesting and performance-based vesting. Stock price appreciation is typically linked to the financial performance of the Company. These awards help align executive interests with stockholder interests and help attract and retain talent.

Retirement and Welfare Benefits include medical, dental, vision, life insurance, long-term disability insurance, a tax-qualified 401(k) plan and a non-qualified deferred compensation plan. These benefits are required to attract and retain talent, provide employees with reasonable security and are generally offered to all employees on a non-discriminatory basis.

During 2010, the compensation for the named executive officer's and management employees consisted primarily of base salary and stock options awards. This compensation mix reflects the Company's focus on conserving cash after emerging from the sustained downturn of the semiconductor equipment industry from 2007 through 2009, and the Company's continued commitment towards profitability.

Base Salary

The Committee sets executive salaries on an annual basis, usually in December of each year for the following year, or at the time of promotion. In setting base salary levels, the Committee considers a variety of factors, both quantitative and qualitative, with the ultimate goal of rewarding positive performance and remaining competitive in attracting and retaining executive talent.

Base salaries are determined in accordance with each executive's position, performance, experience, skills, and market practices. In addition, the Committee takes into account the CEO's recommendations for executive positions that are reviewed by the Committee. The Committee retains the discretion to consider individual and corporate performance, prior experience, length of employment, existing and historic salary levels, internal consistency among employee pay levels, external pressures to attract and retain talent, and market conditions generally when making individual pay decisions. The Committee evaluates each of these factors in its judgment; they are not measured in any quantitative way nor is there an explicit weighting applied to these factors.

In 2010, after taking into consideration the compensation targets, management's recommendations, Company performance, and the external consultant's recommendation, the Committee decided to maintain the base salaries for the Company's named executive officers at 2009 levels.

For 2011, the Committee elected to maintain base salaries for the named executive officers at the same amount as was paid during 2010, because it believed that existing salary levels were adequate in light of market data and Company performance. The CEO has voluntarily elected to continue with his 10 percent salary reduction in 2011.

The salaries for the Company's named executive officers for 2011, 2010 and 2009 are as follows:

Name and Title	2011 [1] [2]	2010 [2]	2009 [2] [3]
David Dutton	$ 405,000	$ 405,000	$ 405,000
Chief Executive Officer, President and Director			
Andy Moring	$ 290,000	$ 290,000	$ 290,000
Chief Financial Officer, Executive Vice-President - Finance, Secretary			

(1) The 2011 base salaries for the named executive officers were determined by the Committee in December 2010, and may be changed by subsequent actions of the Committee or the Board of Directors.

(2) Mr. Dutton's 2011, 2010 and 2009 salary reflects a voluntary election to reduce his salary by 10 percent, from $450,000 to $405,000.

(3) In the Summary Compensation Table for 2009, salaries for the named executive officers reflect the impact of the Company's mandatory furloughs.

Short-Term Incentive Plans

Short-Term Cash Bonus

The Company's executive officers are generally eligible to receive cash bonuses under the Executive Corporate Bonus Plan ("ECBP") based upon the Company's achievement of performance targets set by the Committee. The Committee believes that the practice of awarding cash bonuses based on the achievement of performance targets furthers the Company's goal of strengthening the connection between the interests of management and the Company's stockholders. Performance-based awards are also an important tool for motivating management to achieve the financial and operating results considered by the Committee to be the most significant to the Company's long-term health and profitability. The short-term cash bonuses are evaluated and paid annually for the CEO and CFO, and semiannually for all other employees participating in the incentive plans. The bonus targets, as a percentage of base salary, for the Company's executive officers for 2011 and 2010 are as follows:

Name and Title	Target Bonus Level [1]		Maximum Bonus Level [1]	
	2011	**2010** [2]	**2011**	**2010** [2]
David Dutton	100%	-	200%	-
Chief Executive Officer, President and Director				
Andy Moring	60%	-	120%	-
Chief Financial Officer, Executive Vice-President - Finance, Secretary				

(1) Traditionally, the Committee determines the executive officers' cash bonuses by comparing the performance of the Company against the performance targets set at the beginning of the year. The Committee normally determines the targets for the following year at the same meeting. Target and maximum bonuses are defined by reference to each executive officer's base salary. The maximum payout for each executive officer equals twice the target bonus level.

(2) In light of the financial position of the Company, the Committee determined that it would be difficult to establish a cash bonus plan for 2010 with meaningful performance objectives, and as a result, the Committee did not establish a cash bonus plan.

The 2011 ECBP funding will be tied to the Company's operating profit. Under the plan formula, 50 percent of target bonuses will be funded if the Company achieves 67 percent of its goal for operating profit percent (the plan threshold), and 100 percent of target bonuses will be funded if the Company achieves 100 percent of its goal for operating profit percent.

Once the bonus pool is funded, the Committee uses additional performance metrics to determine specific bonus payouts within the overall funding of the plan. For 2011, each performance metric will be weighted based upon the Committee's view of its significance to the Company's overall objective of successfully implementing its business plan and achieving its financial objectives. Consequently, the following performance metrics will be used for 2011:

- *Operating Profit Percentage* - Operating profit percentage is defined as income from operations, excluding certain royalty payments received by the Company and certain adjustments made pursuant to FASB ASC 718 *Compensation-Stock Compensation*, divided by net sales. The Committee believes this to be a good measure of the Company's progress towards achieving its goal of maximizing corporate profitability.

- *Gross Profit Margin* - Gross profit margin is defined as net sales (excluding royalties) less corresponding cost of sales as a percentage of net sales (excluding royalties).

The Committee believes that, for the executives to earn their target bonuses, the Company will have to perform at a sustained level of profitability.

Quarterly Profit Reward Plan

All Company employees, including the named executive officers, are eligible for a quarterly cash bonus under the Company's Quarterly Profit Reward Plan (the "QPR Plan"). The QPR Plan awards are based upon the Company's targeted operating margin (defined as operating income as a percentage of revenue) in the relevant quarter. Under the QPR Plan, each eligible employee receives the same bonus amount.

During 2010, no payments were made under the QPR Plan because the Company did not achieve a minimum operating margin of 2 percent. At 2 percent, 4 percent, 8 percent and 10 percent operating margins, the payouts would have been approximately $43, $171, $686 and $1,071, respectively, per employee.

For 2011, no payments will be made under the QPR Plan until the Company achieves an operating margin of 6 percent, with payments increasing as operating margin increases above 6 percent. At a 6 percent, 8 percent, 12 percent and 14 percent operating margin, the payouts per employee are estimated to be $94, $282, $658 and $846, respectively.

Long-Term Incentive Plans

Stock Options and RSUs

In addition to any performance based cash compensation, the Company generally seeks to align the interests of stockholders and executive officers by making equity-based compensation a significant component of its executive compensation packages. The Company awards options to purchase stock and/or RSUs under its 2005 Equity Incentive Plan (the "Plan"). The Committee believes that granting a mix of stock options and RSUs over time is an effective plan design as it provides a balance between performance and retention incentives while controlling share dilution.

The Company generally makes grants of stock options and RSUs to eligible employees, including the named executive officers, upon commencement of employment and on an annual basis. It also makes periodic grants in connection with employee promotions and other special awards. Annual equity compensation awards to named executive officers are determined by the Committee and/or Board, as the case may be, at its December meeting or shortly thereafter.

- The grant dates for all annual grants is the quarterly opening date of the Company's stock trading window immediately following the annual review process, provided that the requisite approval is obtained on or prior to such date.

- The grant dates for new hire grants is the date the employee begins work, provided the requisite approval is obtained on or prior to such date; and provided that, if such date is during a trading blackout period, awards will be granted on the first day after the next trading window opens. The vesting commencement date is the date of commencement of employment.

- The grant dates for promotional or special award grants is the opening date of the Company's stock trading window immediately following such promotion or special award notification provided that the requisite approval is obtained on or prior to such date. The vesting commencement date is the date of the promotion for the employee.

In 2010, the Committee elected to make substantially all equity grants in the form of stock options. It is the perspective of the Company and the Committee that at current share prices, stock options are the most effective equity incentive vehicle to retain executive and key employee talent through a difficult economic environment because stock options provide an attractive upside opportunity with any recovery of the Company's share price.

In 2010, the Committee granted employees with an annual grant of stock options based on focal reviews. In addition, the Committee awarded a special retention pool of stock options ("Special Retention Stock Options") to all employees in order to maintain competitiveness with the compensation programs of its competitors and retain employees through the industry's cycle. The Special Retention Stock Options have a one year vesting, which the Company and the

Committee believed enhances the perceived value of the grants and encourages near term retention for the entire organization.

All stock options are granted with an exercise price equal to their fair market value on the date of grant, which is equal to the closing price of the Company's common stock as quoted on the NASDAQ Global Select Market on the date of grant. Options typically vest over a period of four years at a rate of 25 percent after the first year and 1/48th of the initial amount granted each month thereafter. All grant vesting is conditioned upon continued employment with or service to the Company through each vesting date.

Due to the low price of the Company's stock price, the Company only granted 3,000 RSUs in 2010. In general, RSUs will vest over a period of four years at a rate of 25 percent after the first year and with respect to additional 25 percent of the shares covered by the award each 12 months of continuous service thereafter from the vesting commencement date, subject to the employee's continued service through such vesting dates. On occasion, the Company may grant RSUs for varying purposes with different vesting schedules.

In March 2008, the Committee also approved a special grant of performance-based RSUs to certain executives. This grant was designed to motivate and reward executives for "transformative" growth of the business, as measured by achieving certain revenue growth, operating profit margin, and stock price objectives during the four year period from 2008 to 2011. These performance-based RSUs were scheduled to vest in four equal increments upon the achievement of four sequentially increasing revenue goals. As of December 31, 2010, the Company believes that the revenue goals as stipulated will not be met in 2011. As a result, the Company has not recorded any stock compensation expense related to this plan in 2008, 2009 or 2010. If any of these performance-based RSUs have not vested by the end of 2011, those RSUs will be forfeited. Mr. Dutton received a grant of 66,000 RSUs and Mr. Moring received a grant of 37,000 RSUs in March 2008.

In determining the number and terms of stock options to be granted for 2010 and 2011, the Committee considered the total dilution impact from equity grants, recognizing that it would not be possible to provide a competitive dollar value of grants in a year of particularly low share prices without reaching unacceptable levels of dilution. As a result, grants were determined by considering the total number of shares to be granted to all employees, the need to retain key talent, historical grant practices and the competitive market for individual executives. In terms of the number of options granted, the Company remains competitive with industry peers and substantially below recommended limits as promulgated by certain institutional investor advisory firms. For the named executive officers, the specific grants approved for 2010 and 2011 were as follows:

	2011	2010
Name and Title	Stock Options	Stock Options
David Dutton	190,000	237,500 [1]
Chief Executive Officer, President and Director		
Andy Moring	95,000	118,750 [2]
Chief Financial Officer, Executive Vice-President - Finance, Secretary		

(1) Includes 47,500 Special Retention Stock Options granted in 2010.
(2) Includes 23,750 Special Retention Stock Options granted in 2010.

Retirement and Welfare Benefits

Deferred Compensation Plan

In January 2006, the Committee implemented a non-qualified deferred compensation plan (the "NQDC Plan"), which allows eligible employees, including executive officers, and members of the Board of Directors to voluntarily defer receipt of a portion of their base salaries, cash bonuses or directorship fees, as the case may be, thereby allowing

the participating employee or director to defer taxation on such amounts. The NQDC Plan is offered to eligible employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as the Company's 401(k) Plan, discussed below. In addition, the Company, acting through the Board of Directors, may make discretionary contributions to the accounts of one or more NQDC Plan participants. The Committee determined the terms of the NQDC Plan after consulting with Pen-Cal Administrators, a non-qualified deferred compensation management agency.

In 2010, there were no discretionary contributions made by the Board of Directors or named executive officers to the NQDC Plan. All earnings or losses under the NQDC Plan were based on the market performance of the investments selected at the direction of the individual participants.

The Company believes that the NQDC Plan is an important component of the total compensation package that it uses to attract and retain management talent. The NQDC Plan is evaluated for competitiveness in the marketplace from time to time.

Employee Stock Purchase Plan

The Company's 1994 Employee Stock Purchase Plan, as amended, (the "ESPP") permits its employees, including the named executive officers, to have a portion of their regular earnings withheld over a six-month exercise period to purchase shares of the Company's common stock on a discounted basis, equal to 90 percent of the closing price per share of the Company's common stock on The NASDAQ Global Select Market on the date prior to the purchase date. The participants are eligible to purchase up to 2,000 shares per exercise period.

401(k) Plan

The Company maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Historically, the Company has matched employee contributions to his or her 401(k) account, up to a maximum of three percent of such employee's base salary. In March 2009, the Company suspended its program to match employee contributions to their 401(k) accounts in an effort to reduce costs due to the then-current financial position of the Company. The Committee intends to reevaluate the matching contribution program in 2011 based on an overall improvement in the business conditions.

Other Compensation

The Company offers a number of other benefits to its executive officers pursuant to benefit programs that are provided to the Company's broad-based employee population, including medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits. The Company believes that these benefits are necessary for it to compete effectively for employee talent and that the availability of these benefits programs enhances employee health, productivity and loyalty to the Company. These generally available benefits do not directly factor into decisions regarding executive officers' total compensation packages.

Pay Benchmarking

The Company believes that, on average, its executive pay should be positioned at the median of the market for competitive average performance, at above market for above average performance, and conversely, at below market for below market performance. To execute this compensation positioning strategy, the Committee compares the Company's target compensation, including the mix, for its executive officers against target compensation and mix in other similar companies. In addition, the Committee references an expanded peer group to compare pay design and practices.

The Company conducted a pay benchmark review in November 2009 and used the analysis from that review to make decisions regarding executive pay for 2010. Farient developed a specific group of peers to provide a direct reference for pay levels of the CEO and CFO and an expanded group of peer companies to benchmark compensation

design and pay practices. The specific peer group developed by Farient consisted of companies in the semiconductor equipment industry with annual revenue between $50 million and $300 million in 2008.

The specific peer group was comprised of the following companies:

Specific Peers

Amtech Systems, Inc.	inTest Corporation
Axcelis Technologies, Inc.	LTX-Credence Corporation
Cascade Microtech, Inc.	Nanometrics, Inc.
COHU, Inc.	Rudolph Technologies, Inc.
Electro Scientific Industries, Inc.	Semitool, Inc.
Form Factor, Inc.	Ultra Clean Holdings, Inc.
FSI International, Inc.	Ultratech, Inc.

The expanded peers, which were reviewed for pay structure data but excluded from the pay level benchmark since they fell outside of the prescribed revenue range and size, include:

Applied Materials, Inc.
KLA-Tencor Corporation
Lam Research Corporation
Novellus Systems, Inc.

The Company performed the pay benchmark review in December 2010 and used the analysis from that review to make decisions regarding executive pay for 2011. In connection with the December 2010 review, Farient revised the peer group to adjust for companies that had been acquired or filed for bankruptcy during 2010, which was approved by the Committee.   As a result of this revision, two peers were added (Advanced Energy Industries, Inc. and Kulicke & Soffa Industries, Inc.), while two peers were removed (inTest Corporation and Semitool, Inc.) from the peer group from the prior year. The updated peer group is comprised of the following companies:

Specific Peers

Advanced Energy Industries, Inc.	FSI International, Inc.
Amtech Systems, Inc.	Kulicke & Soffa Industries, Inc.
Axcelis Technologies, Inc.	LTX-Credence Corporation
Cascade Microtech, Inc.	Nanometrics, Inc.
COHU, Inc.	Rudolph Technologies, Inc.
Electro Scientific Industries, Inc.	Ultra Clean Holdings, Inc.
Form Factor, Inc.	Ultratech, Inc.

The expanded peer group remains consistent from 2010 to 2011:

Applied Materials, Inc.
KLA-Tencor Corporation
Lam Research Corporation
Novellus Systems, Inc.

In addition to using this peer group of companies, the Company used compensation data from recognized surveys of high-technology companies to help determine market-based compensation for executive-level positions as reviewed by the Committee.

Compensation of Chief Executive Officer

The Committee reviews Mr. Dutton's total compensation package on an annual basis in December and January. When conducting this review, the Committee considers Mr. Dutton's contributions to the Company's performance and peer benchmark data.

Compensation for the CEO differs from pay practices for the Company's other executive officers based on the CEO's level of responsibility and accountability for overall corporate performance. As a result, the CEO's targeted compensation is materially greater than that of other executives, has a higher risk-reward composition and is linked to the Company's financial performance. These differences are also reflected in the peer benchmark data.

As noted above, Mr. Dutton was not awarded a cash bonus for 2010, nor did Mr. Dutton receive a salary increase for 2010, as such an increase was not warranted based on market pay comparables. For 2010, Mr. Dutton continued with a voluntary 10 percent salary reduction and has elected to keep this reduction through 2011.

In February 2010, Mr. Dutton was awarded an annual option grant to purchase 190,000 shares of common stock with a four-year vesting period. In July 2010, he was awarded an additional option grant to purchase 47,500 shares of common stock with a one year vesting period. These awards have a combined fair market value of approximately $446,000, as measured on the date of grant in accordance with FASB ASC Topic 718, excluding the effect for estimated forfeitures. For more information regarding the method and assumptions used in the determination of fair value of stock options refer to Note 10 to the Company's consolidated financial statements included in the Company's 2010 Annual Report on Form 10-K for the year ended December 31, 2010 (the "2010 Annual Report on Form 10-K").

In February 2011, he was awarded an annual option grant to purchase 190,000 shares of common stock, with a four-year vesting period and a fair market value of approximately $287,000 as measured on the date of grant, excluding the effect for estimated forfeitures, in accordance with FASB ASC Topic 718.

Post-Employment Compensation

The Company recognizes that it is possible that it could undergo a change of control, and that this possibility could result in the departure or distraction of the executive officers to the detriment of the Company and its stockholders. Consequently, the Company has entered into agreements with its executive officers and other senior executives that provide them with certain benefits upon the termination of their employment following a change of control of the Company. These benefits include the continuation of salary and medical and dental insurance coverage and the accelerated vesting of stock awards. The Company believes that these agreements will help to maintain the continued focus and dedication of the executive officers to their assigned duties without the distraction that could result from the possibility of a change of control, and that these agreements represent common market practice in the industry. The Committee plans to undertake a review of such agreements in 2011 and may amend, renew or extend such agreements in the future.

For additional information on these Change of Control Agreements, see "Executive Compensation— Employment Contracts, Termination of Employment and Change in Control Arrangements," below.

Accounting and Tax Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes limitations on the deductibility for federal income tax purposes of compensation over $1.0 million paid to certain executive officers in a taxable year. Compensation above $1.0 million may only be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. Income from options granted under the Company's stock option plan would generally qualify for a deduction under these restrictions so long as the options are granted by a committee whose members are non-employee directors. Income from RSUs with time-based vesting will not qualify for a deduction under these restrictions. The Committee believes that at the present time it is unlikely that the salary and bonus compensation paid to any executive officer in a taxable year that is subject to the deduction limit will exceed $1.0 million. However, it is possible that the

vesting of RSUs in the future could cause a payment that is subject to the deduction limit. The Committee has established a policy for determining the forms of incentive compensation awarded to its executive officers that qualify as "performance-based compensation," namely achievement of corporate goals and individual objectives. The Committee intends to continue to evaluate the effects of the Internal Revenue Code and any U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. The Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable.

Taxation of "Parachute" Payments and Deferred Compensation

Section 280G and related Internal Revenue Code sections provide that executive officers and directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceed certain limits, and that the Company or its successor could lose a deduction on the amounts subject to the additional tax. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

Section 409A of the Internal Revenue Code also imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, the Company has structured its NQDC Plan and equity awards in a manner intended to comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718. This authoritative guidance requires the Company to measure the fair value of all stock-based awards, including stock options and RSUs on the date of grant and to recognize the related stock-based compensation expense over the requisite service period, which is generally the vesting period. In 2005, the Company adopted the Plan, in part to give it the flexibility to grant such other forms of equity-based compensation to enable it to control compensation expense, as necessary. For more information regarding the Company's accounting for stock-based compensation refer to Note 10 to the Company's consolidated financial statements included in the Company's 2010 Annual Report on Form 10-K for the year ended December 31, 2010 (the "2010 Annual Report on Form 10-K").

EXECUTIVE COMPENSATION

Summary Compensation Table for the Years Ended December 31, 2010, 2009 and 2008

The following table presents information for the years ended December 31, 2010, 2009 and 2008 regarding the compensation paid to the Company's named executive officers:

Name and Title	Year	Salary		Bonus	Stock Awards (4)		Option Awards (5)		All Other Compensation (6)		Total	
David Dutton	2010	$	405,000 (1)	—		—	$	446,044	$	2,098	$	853,142
CEO, President	2009	$	366,923 (2)	—		—	$	76,896	$	1,599	$	445,418
and Director	2008	$	450,000	—	$	183,520	$	441,885	$	4,230	$	1,079,635
Andy Moring (7)	2010	$	290,000	—		—	$	223,022	$	3,515	$	516,537
CFO, Executive	2009	$	245,385 (3)	—		—	$	26,059	$	5,508	$	276,952
VP - Finance, Secretary	2008	$	275,532	—	$	7,516	$	181,948	$	13,493	$	478,489

(1) In 2010, Mr. Dutton elected to continue with a voluntary 10 percent salary reduction in connection with the Company's continued emphasis on cost-reductions.

(2) Mr. Dutton's base salary of $450,000 was reduced in 2009 as a result of a 10 percent voluntary salary reduction and the Company's mandatory furloughs.

(3) Mr. Moring's salary of $290,000 was reduced in 2009 as a result of the Company's mandatory furloughs

(4) Represents the grant date fair value of RSUs, as calculated in accordance with FASB ASC Topic 718.

(5) Represents the grant date fair value of stock option awards, as calculated in accordance with FASB ASC Topic 718. The Company uses the Black-Scholes option pricing model to measure the fair value of stock options. For more information regarding the assumptions used in determining grant date fair value refer to Note 10 to the Company's consolidated financial statements included in its 2010 Annual Report on Form 10-K.

(6) All Other Compensation includes the intrinsic value realized by participation in the ESPP and the value of excess group life policies.

(7) Mr. Moring was appointed Chief Financial Officer, Executive Vice-President – Finance, Secretary effective June 12, 2008.

Plan-based Awards Granted During the Year Ended December 31, 2010

The following table provides the specified information on plan-based awards made during the year ended December 31, 2010 to the persons named in the Summary Compensation Table:

Name and Title	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Per Share		Grant Date Fair Value of Stock and Option Awards
		Thresh-hold	Target	Max-imum	Thresh-hold	Target	Max-imum					
David Dutton	01/01/10	—	—	—	—	—	—	—	—	—		—
Chief Executive Officer,	02/08/10	—	—	—	—	—	—	—	190,000	$	3.05	$ 355,319
President and Director	07/26/10	—	—	—	—	—	—	—	47,500 (3)	$	3.09	$ 90,725
Andy Moring	01/01/10	—	—	—	—	—	—	—	—	—		—
Chief Financial Officer,	02/08/10	—	—	—	—	—	—	—	95,000	$	3.05	$ 177,660
Executive VP - Finance,	07/26/10	—	—	—	—	—	—	—	23,750 (3)	$	3.09	$ 45,362
Secretary												

---

(1) The Company suspended awards under its non-equity incentive plans (short-term cash bonus) for fiscal 2010.

(2) Grant date fair value is measured in accordance with FASB ASC Topic 718, excluding the effect for estimated forfeitures. The Company uses the Black-Scholes option pricing model to measure the fair value of stock options. For more information regarding the assumptions used in determining grant date fair value refer to Note 10 to the Company's consolidated financial statements included in its 2010 Annual Report on Form 10-K.

(3) Consists of grants of the Special Retention Stock Options, in lieu of short-term cash bonuses, as described above under the heading "Stock Options and RSUs."

Equity Awards Outstanding at December 31, 2010

The following table provides information as of December 31, 2010 regarding unexercised options and unvested RSUs held by each of the Company's named executive officers. A table legend describing the amounts included in each column is included below the table:

Name and Title	Option Awards					Stock Awards			
	I	II	III	IV	V	VI	VII	VIII	IX
David Dutton	40,000	—	—	$ 10.44	01/02/11	—	—	—	—
Chief Executive Officer,	200,000	—	—	$ 7.65	12/13/11	—	—	—	—
President and Director	60,000	—	—	$ 6.95	01/22/12	—	—	—	—
	5,466	—	—	$ 1.90	09/23/12	—	—	—	—
	40,000	—	—	$ 3.08	11/08/12	—	—	—	—
	6,383	—	—	$ 2.35	01/15/13	—	—	—	—
	80,000	—	—	$ 2.23	04/10/13	—	—	—	—
	1,705	—	—	$ 8.80	09/09/13	—	—	—	—
	1,000	—	—	$ 12.29	12/29/13	—	—	—	—
	626	—	—	$ 12.00	03/01/14	—	—	—	—
	100,000	—	—	$ 11.03	03/12/14	—	—	—	—
	100,000	—	—	$ 9.25	03/08/15	—	—	—	—
	81,250	—	—	$ 11.92	04/04/13	—	—	—	—
	119,790	5,210 (1)	—	$ 8.81	02/05/14	—	—	—	—
	106,249	43,751 (2)	—	$ 5.86	02/04/15	—	—	—	—
	68,750	81,250 (3)	—	$ 0.76	02/09/16	—	—	—	—
	27,500	2,500 (4)	—	$ 0.76	02/09/16	—	—	—	—
	—	190,000 (5)	—	$ 3.05	02/08/17	—	—	—	—
	—	47,500 (6)	—	$ 3.09	07/26/17	—	—	—	—
	—	—	—	—	—	875 (8)	$ 2,625	—	—
	—	—	—	—	—	20,000 (9)	$ 60,000	—	—
	—	—	—	—	—	—	—	66,000 (10)	$ 198,000
Andy Moring	55,000	—	—	$ 8.29	07/17/13	—	—	—	—
Chief Financial Officer,	8,384	366 (1)	—	$ 8.81	02/05/14	—	—	—	—
Executive VP - Finance,	14,165	5,835 (2)	—	$ 5.86	02/04/15	—	—	—	—
Secretary	31,250	18,750 (7)	—	$ 4.98	06/27/15	—	—	—	—
	20,625	24,375 (3)	—	$ 0.76	02/09/16	—	—	—	—
	14,666	1,334 (4)	—	$ 0.76	02/09/16	—	—	—	—
	—	95,000 (5)	—	$ 3.05	02/08/17	—	—	—	—
	—	23,750 (6)	—	$ 3.09	07/26/17	—	—	—	—
	—	—	—	—	—	82 (8)	$ 246	—	—
	—	—	—	—	—	1,750 (9)	$ 5,250	—	—
	—	—	—	—	—	—	—	37,000 (10)	$ 111,000

Legend

Option Awards

I Number of Securities Underlying Unexercised Options Exercisable
II Number of Securities Underlying Unexercised Options Unexercisable
III Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options
IV Option Exercise Price
V Option Expiration Date

Stock Awards

VI Number of Shares or Units of Stock That Have Not Vested
VII Market Value of Shares or Units of Stock That Have Not Vested
VIII Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested
IX Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

(1) For this option award, 25 percent of the initial grant vested on February 5, 2008, and 1/48th of the initial amount vests each month thereafter.

(2) For this option award, 25 percent of the initial grant vested on February 4, 2009, and 1/48th of the initial amount vests each month thereafter.

(3) For this option award, 25 percent of the initial grant vested on February 9, 2010, and 1/48th of the initial amount vests each month thereafter.
(4) For this option award, 50 percent vested on February 9, 2010 and 1/24th of the initial amount vests each month thereafter.
(5) For this option award, 25 percent of the initial grant vests on February 8, 2011, and 1/48th of the initial amount vests each month thereafter.
(6) For this option award, 100 percent of the grant vests on July 26, 2011.
(7) For this option award, 25 percent of the initial grant vested on June 27, 2009, and 1/48th of the initial amount vests each month thereafter.
(8) For these time-based RSUs, 25 percent of the initial grant vested on February 5, 2008, and 1/16th of the initial amount vests each quarter thereafter.
(9) For these time-based RSUs, 25 percent of the initial grant vested on February 4, 2009, and 1/4th of the initial amount vests each year thereafter.
(10) In March 2008, the Committee approved a special grant of performance-based RSUs to certain executives and other key employees. The Company believes that the revenue goals as stipulated in the Growth Plan will not be met by 2011. For this performance-based RSU award, the vesting is based on the achievement of specific revenue and operating profit margin targets.

Equity Awards Exercised or Vested During the Year Ended December 31, 2010

The following table provides the specified information on exercises of options to purchase common stock and RSUs that vested during the year ended December 31, 2010 with respect to the named executive officers:

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired On Exercise | Value Realized On Exercise | Number of Shares Acquired On Vesting | Value Realized On Vesting (1) |
Name and Title				
David Dutton	—	—	17,875	$ 60,112
Chief Executive Officer, President and Director				
Andy Moring	—	—	1,200	$ 3,813
Chief Financial Officer, Executive Vice-President - Finance, Secretary				

(1) All stock awards that vested in 2010 were time-based RSUs. The value realized on vesting was determined by multiplying the number of such RSUs by the per-share closing price of the Company's common stock on the vesting date.

Non-Qualified Deferred Compensation

Under the deferred compensation plan, the Company provides eligible employees and non-employee members of its Board of Directors who participate in the plan ("Participants") the opportunity to defer a specified percentage of their base salary or retainer fees for participation on the Company's Board and Board Committees. In addition, the Company's Board of Directors may make discretionary contributions to the accounts of one or more Participants. In 2010, there were no contributions to the deferred compensation plan by the executive officers, and there were no discretionary contributions made by the Board of Directors.

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company has entered into a Severance and Executive Change in Control Agreement with Mr. Dutton, and has also entered into Executive Change of Control Agreements with Mr. Moring (collectively, these agreements are the "Severance Agreements"). Each Severance Agreement provides that severance benefits become payable to the executive upon the occurrence of certain types of severance events. The Committee plans to undertake a review of such agreements in 2011 and may amend, renew or extend such agreements in the future.

The amount of compensation payable to each such executive upon the occurrence of each type of severance event is listed in the tables below, and is calculated assuming that the applicable event occurred in 2010:

Name and Title	Type of Severance Event (1)	Continuation of Salary Benefit	Annual Target Bonus Award	Continuation of Insurance Benefit	Accelerated Vesting of Stock Options (2)	Accelerated Vesting of Restricted Stock Units (3)
David Dutton	**I.**	$ 900,000	$ 450,000	$ 49,072	$ 187,600	$ 211,125
Chief Executive Officer,	**II.**	$ 900,000	$ 450,000	$ 49,072	$ 187,600	$ 211,125
President and Director	**III.**	$ 450,000	—	$ 24,536	—	—
Andy Moring	**I.**	$ 290,000	$ 174,000	$ 21,837	$ 57,588	$ 88,746
Chief Operating Officer,	**II.**	$ 290,000	$ 174,000	$ 21,837	$ 57,588	$ 88,746
Executive VP - Finance,						
Secretary						

_____

(1) The Severance Agreements with the CEO and CFO identify two types of events that would trigger the benefits described above. In addition to the two identified types of events, a third type is defined for the CEO. Each event and the material consequences thereof under the Severance Agreements are further described below.

(2) The value of the unvested and accelerated stock options is the difference between the exercise price of the option and $3.00 per share, the closing price of the Company's common stock on December 31, 2010.

(3) The value of the unvested and accelerated time-based and performance-based RSUs is based on $3.00, the closing price of the Company's common stock on December 31, 2010.

I. In the event that, within 12 months following a "Change in Control" of the Company (described below), any of the executive officers is terminated by the Company without "good cause" (defined as (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company, (ii) dishonesty, material breach of any agreement with the Company, or intentional misconduct, or (iii) commission of a crime involving dishonesty, breach of trust or physical or emotional harm to any person), then, upon signing a general release, the CEO is entitled to receive two times his annual salary, his annual target bonus, full vesting of all stock options and RSUs outstanding, and full medical and dental insurance benefits for a period of two years. The CFO, upon signing a general release, is entitled to receive one year's annual salary, his annual target bonus, full vesting of all stock options and RSUs outstanding, and full medical and dental insurance benefits for a period of one year.

II. In the event that, within 12 months following a "Change in Control" of the Company, any of the executive officers terminates his employment with the Company for "good reason" (defined as (i) a significant reduction by the Company in the executive's annual base salary, (ii) the failure of the Company to obtain an agreement from any successor to the Company, or purchaser of all or substantially all of the Company's assets, to assume the Agreement, (iii) the assignment of the executive to duties which reflect a material adverse change in authority, responsibility or status with the Company or any successor, or (iv) the Company requiring the executive to reside or be based at a location 50 miles or more from the location where the executive was based immediately prior to the Change in Control), then, upon signing a general release, the CEO is entitled to receive two times his annual salary, his annual target bonus, full vesting of all stock options and RSUs outstanding, and full medical and dental insurance benefits for a period of two years. The CFO, upon signing a general release, is entitled to receive one year's annual salary, his annual target bonus, full vesting of all stock options and RSUs outstanding, and full medical and dental insurance benefits for a period of one year.

III. In the event the Company terminates the CEO without good cause, and without a Change in Control, the CEO, is entitled to receive one year's salary, and full medical and dental insurance benefits for a period of one year.

If any part of the benefits under a Severance Agreement is determined by the Company's accountants to be an excess parachute payment under Section 280G of the Internal Revenue Code, then at the executive's option, the payment will be reduced to the minimum extent necessary to have no excess parachute payment.

"Change of Control" is defined as (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than 50 percent of the voting stock of the Company, (ii) a

merger or consolidation in which the Company is a party, or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; wherein the stockholders of the Company immediately before the transaction do not retain immediately after the transaction, ownership of more than 50 percent of the total combined voting power of the outstanding voting stock of the Company or the surviving corporation.

Pursuant to the Plan, in the event that a Change in Control of the Company, as defined therein, occurs, the Compensation Committee may, in its sole discretion, provide for any one or more of the following:

I.   accelerate the exercisability and vesting of outstanding options and shares acquired upon the exercise of such options prior to, upon, or following such Change in Control,

II. if the acquiring corporation does not assume or substitute new options for outstanding options granted under the Plan, any unexercised and unvested portions of the outstanding options shall become immediately exercisable and vested in full as of the date of the Change in Control. Any option or portion thereof that is neither assumed nor substituted with new options by the acquiring corporation nor exercised as of the date of the Change in Control will terminate and cease to be outstanding effective as of the date of the Change in Control; and

III. may determine that each or any option outstanding immediately prior to the Change in Control shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee and agreed to by the acquiring corporation) of Stock subject to such canceled option in (i) cash, (ii) stock of the Company or of a corporation or other business entity that is party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a fair market value equal to the excess of the fair market value of the consideration to be paid per share of sstock in the Change in Control over the exercise price per share under such option (the "spread"). In the event such determination is made by the Committee, the spread (reduced by applicable withholding taxes, if any) shall be paid to participants in respect of the vested portion of their canceled options as soon as practicable following the date of the Change in Control and in respect of the unvested portion of their canceled options in accordance with the vesting schedule applicable to such awards as in effect prior to the Change in Control.

Further, pursuant to the Plan, in the event of a Change in Control, each non-employee director award held by a non-employee director whose Service has not terminated prior to such date shall become immediately exercisable and vested in full and shall be settled effective as of the date of the Change in Control.

Pursuant to the ESPP, in the event of a proposed sale of all or substantially all of the Company's assets, or a merger or consolidation of the Company, then in the sole discretion of the Compensation Committee, (i) each purchase option granted under the ESPP shall be assumed or an equivalent purchase option shall be substituted by the successor corporation or parent or subsidiary of such successor corporation, (ii) a date established by the Compensation Committee on or before the date of consummation of such merger, consolidation or sale shall be treated as an exercise date, and all outstanding purchase options shall be deemed exercisable on such date or (iii) all outstanding options shall terminate and the accumulated payroll deductions shall be returned to the participants.

Pension Benefits

None of the Company's executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

CODE OF ETHICS

The Board of Directors of the Company has approved a Code of Ethics and Business Conduct that applies to all employees, including the Company's Chief Executive Officer, President and Director, and Chief Financial Officer, Executive Vice-President – Finance, Secretary. A copy of the Code of Ethics and Business Conduct can be found posted on the Company's website (http://www.mattson.com). To the extent permitted, the Company intends to disclose any future amendments to its Code of Ethics and Business Conduct by posting the changed version on the same website.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such persons.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representation from certain reporting persons that no other reports were required, the Company believes that during 2010, its executive officers, directors and ten percent stockholders complied with all Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of December 31, 2010, concerning shares of the Company's common stock authorized for issuance under all of the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders	6,278,000	$ 5.51	5,147,000
Equity compensation plans not approved by security holders	-	-	-
	6,278,000	$ 5.51	5,147,000

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement for the Company's 2011 Meeting of Stockholders on Schedule 14A.

COMPENSATION COMMITTEE

Dr. Hans-Georg Betz, Chairman
Kenneth Kannappan
Kenneth G. Smith

April 8, 2011

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is responsible for monitoring the integrity of the Company's consolidated financial statements, its system of internal controls and the independence and performance of its independent registered public accounting firm (the "independent auditors"). The Audit Committee is also responsible for the selection of the Company's independent auditors, and approves all professional services performed by the independent auditors. The Audit Committee is composed of three independent, non-employee directors and operates under a written charter adopted and approved by the Board of Directors which is available on the Company's website at http://ir.mattson.com/governance.cfm. The members of the Audit Committee on December 31, 2010 were Scott Peterson (Chairman), Kenneth Kannappan and Kenneth Smith. Each of the members of the Audit Committee is independent for purposes of the NASDAQ listing standards and the SEC rules as they apply to audit committee members. The Board has determined that Scott Peterson is an "audit committee financial expert" as defined by SEC rules.

Management is responsible for the financial reporting process, for establishing and maintaining adequate internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The independent auditors have the responsibility to express an opinion on the financial statements and on internal control over financial reporting based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Our responsibility is to monitor and review these processes, as well as to review the independent audit plan and the reports of the independent auditors. We rely on the information provided to us and on the representations made by management and the independent auditors.

In this context, we held eight meetings during 2010. The meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management and the Company's independent auditors. PricewaterhouseCoopers LLP ("PwC") performed the audit of the Company's consolidated financial statements for 2010 as its independent auditors. We discussed with the Company's management and PwC the overall scope of and plan for the 2010 audit before it was performed by PwC. We met with PwC to discuss the results of their examination. We have also selected PwC as the Company's independent auditors for 2011.

We have reviewed and discussed with management and PwC the audited consolidated financial statements of the Company for the year ended December 31, 2010 contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2010. We also discussed with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114, *The Auditor's Communication With Those Charged With Governance*.

The Company's independent auditors also provided to us the written disclosures and a letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. We discussed with the independent auditors their independence from the Company. When considering PwC's independence, we considered whether their provision of services to the Company beyond those rendered in connection with their audit and review of the Company's consolidated financial statements were compatible with maintaining their independence. We also reviewed and pre-approved, among other things, the fees paid to the independent auditors for audit and non-audit services.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee Charter, we recommended to the Board of Directors that the Company's audited consolidated financial statements for the year ended December 31, 2010 be included in the Company's Annual Report on Form 10-K.

AUDIT COMMITTEE
April 8, 2011
Scott Peterson, Chairman
Kenneth Kannappan
Kenneth Smith

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

The Company has an advance notice provision under its bylaws for stockholder business to be presented at meetings of stockholders. Such provision states that in order for stockholder business to be properly brought before a meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the Secretary of the Company. A stockholder proposal, to be timely, must be delivered to, or mailed and received at the Company's principal executive offices not less than 90 days nor more than 120 days prior to the one year anniversary of the preceding year's Annual Meeting of Stockholders; provided however, that if the date of the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90 days prior to such Annual Meeting or, if later, the 10 days following the day on which public disclosure of the date of such Annual Meeting was first made (such notice within such time periods, "Timely Notice"). In no event shall any adjournment or postponement of an Annual Meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

In addition, proposals of stockholders intended to be included in the Company's Proxy Statement and presented at the 2012 Annual Meeting of Stockholders of the Company must satisfy SEC regulations under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and must be received by the Company at its offices no later than December 17, 2011.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board of Directors knows of no other business that will be conducted at the 2011 Annual Meeting of Stockholders other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of Proxy to vote the Proxy on such matters in accordance with their best judgment.

THE COMPANY'S STOCKHOLDERS ARE URGED TO PROMPTLY SUBMIT THEIR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, WHICH WAS MAILED TO YOU ON OR ABOUT APRIL 15, 2011. IF YOU REQUEST PRINTED COPIES OF THE PROXY MATERIALS BY MAIL, YOU CAN ALSO VOTE BY MAIL.

By Order of the Board of Directors,



Andy Moring
Chief Financial Officer, Secretary

April 8, 2011



MATTSON TECHNOLOGY, INC.
47131 BAYSIDE PARKWAY
FREMONT, CA 94538

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors **Nominees**	☐	☐	☐	_____

01 Dr. Hans-Georg Betz   02 Mr. David Dutton   03 Mr. Kenneth Smith

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2 To vote on a non-binding, advisory resolution regarding executive compensation.	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on the following proposal:

	1 year	2 years	3 years	Abstain
3 To vote on a non-binding proposal regarding the frequency of the advisory vote regarding executive compensation.	☐	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
4 To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011.	☐	☐	☐

NOTE: To transact such other business as may properly come before the 2011 Annual Meeting of Stockholders including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any adjournment thereof.

For address change/comments, mark here.   ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

0000102061_1   R1.0.0.11699

MATTSON TECHNOLOGY, INC.
Annual Meeting of Stockholders
May 25, 2011 10:00 AM
This proxy is solicited by the Board of Directors

The undersigned hereby appoints David Dutton and Andy Moring (the "Proxies"), and each of them, each with the power to appoint his substitute, and hereby authorizes each of them to represent and vote all of the shares of common stock of Mattson Technology, Inc. (the "Company") held of record by the undersigned on March 28, 2011, at the Annual Meeting of Stockholders to be held on May 25, 2011 or any adjournment or postponement thereof, as hereinafter specified upon the proposals listed below and as more particularly described in the Proxy Statement of the Company dated April 8, 2011, receipt of which is hereby acknowledged, and in their discretion upon such other matters as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is given, the Proxy will be voted "FOR" Proposal 1, "FOR" Proposal 2, "ONE YEAR" for Proposal 3 and "FOR" Proposal 4.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN THOUGH YOU HAVE SENT IN YOUR PROXY.

Address change/comments:

_____

_____

_____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000102061_2   R1.0.0.11699